Pembina Pipeline Reports Results for the Second Quarter of 2026
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted earnings; adjusted earnings per common share; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, July 30, 2026 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2026.
Highlights
•Quarterly Results - reported second quarter earnings of $512 million, adjusted earnings of $415 million, adjusted EBITDA of $1,064 million, and adjusted cash flow from operating activities of $778 million ($1.34 per share).
•Strategy Execution Highlights Growth Visibility - during the second quarter, Pembina completed and progressed ongoing projects in the Pipelines and Facilities divisions, sanctioned two significant new growth projects totalling approximately $3 billion (net to Pembina) - the Greenlight Electricity Centre and the Heartland Extraction Plant, announced participation in a nation-building West Coast oil pipeline project, and further strengthened a key customer relationship through integrated ethane solutions backed by expanded long-term commercial agreements. These developments demonstrate tangible execution across each pillar of the Company's 3Cs Strategy to Capture volumes, Connect them to markets, and Catalyze new hydrocarbon demand platforms, while providing additional visibility to the Company's targeted 5-7 percent compound annual fee-based adjusted EBITDA per share growth through 2030.
•RFS IV - the RFS IV project was placed into service in late May on time and under budget. RFS IV adds 55,000 barrels per day ("bpd") of propane-plus fractionation capacity at the Redwater Complex, further strengthening Pembina's industry-leading NGL infrastructure platform.
•Common Share Dividend - the board of directors declared a common share cash dividend for the third quarter of 2026 of $0.735 per share to be paid, subject to applicable law, on September 29, 2026, to shareholders of record on September 15, 2026.
Financial and Operational Overview for the Three Months Ended June 30

	3 Months Ended June 30			6 Months Ended June 30
($ millions, except where noted)	2026	2025	Change	2026	2025	Change
Revenue	2,152	1,792	360	4,258	4,074	184
Net revenue(1)	1,322	1,184	138	2,613	2,527	86
Operating expenses	235	235	—	454	461	(7)
Gross profit	933	780	153	1,862	1,708	154
Adjusted EBITDA(1)	1,064	1,013	51	2,195	2,180	15
Earnings	512	417	95	1,010	919	91
Earnings per common share – basic (dollars)	0.83	0.65	0.18	1.63	1.45	0.18
Earnings per common share – diluted (dollars)	0.82	0.65	0.17	1.63	1.45	0.18
Adjusted earnings(1)	415	377	38	912	898	14
Adjusted earnings per common share – basic (dollars)(1)	0.66	0.58	0.08	1.46	1.42	0.04
Cash flow from operating activities	897	790	107	1,232	1,630	(398)
Cash flow from operating activities per common share – basic (dollars)	1.54	1.36	0.18	2.12	2.81	(0.69)
Adjusted cash flow from operating activities(1)	778	698	80	1,568	1,475	93
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.34	1.20	0.14	2.70	2.54	0.16
Capital expenditures	218	197	21	405	371	34
(1)    Refer to "Non-GAAP and Other Financial Measures".

Financial and Operational Overview by Division

	3 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,809	458	458	626	2,768	473	474	646
Facilities	889	203	202	386	826	142	150	331
Marketing & New Ventures	372	204	91	111	302	114	56	74
Corporate	—	(213)	(226)	(59)	—	(196)	(199)	(38)
Income tax expense	—	(140)	(110)	—	—	(116)	(104)	—
Total		512	415	1,064		417	377	1,013

	6 Months Ended June 30
	2026				2025
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted earnings (loss)(2)	Adjusted EBITDA(2)
Pipelines	2,821	947	948	1,273	2,789	991	992	1,323
Facilities	894	401	395	749	861	326	329	676
Marketing & New Ventures	362	379	261	299	335	274	245	284
Corporate	—	(444)	(449)	(126)	—	(419)	(421)	(103)
Income tax expense	—	(273)	(243)	—	—	(253)	(247)	—
Total		1,010	912	2,195		919	898	2,180
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from mmcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and natural gas liquids ("NGL") volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2025, and Pembina's Management's Discussion and Analysis dated July 30, 2026 for the three and six months ended June 30, 2026, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Executive Overview and Business Update
Executing the 3Cs Strategy and Highlighting Visibility to Growth
Since outlining our 3Cs Strategy and establishing a target of 5-7 percent compound annual fee-based adjusted EBITDA per share growth through 2030 at our April 7 Business Update, we have built significant momentum across our business. We have completed and progressed ongoing projects, sanctioned two new growth projects, announced participation in a nation building pipeline project, and further strengthened a key customer relationship through expanded long-term commercial agreements with Dow. Together, these developments demonstrate tangible execution across each pillar of the Company's 3Cs Strategy to Capture volumes, Connect them to markets, and Catalyze new hydrocarbon demand platforms, while reinforcing visibility to long-term growth.
Capture: Strengthening Pembina's Leading NGL Franchise
•The RFS IV project was placed into service in late May on time and under budget and further strengthens our industry-leading NGL infrastructure platform. The addition of 55,000 bpd of propane-plus fractionation capacity at the Redwater Complex increases total fractionation capacity to approximately 256,000 bpd and positions Pembina to better serve its customers and support growing NGL production across Western Canada. Benefiting from existing infrastructure at the Redwater Complex, including storage caverns and extensive unit train capable rail facilities, Pembina was able to offer its customers incremental fractionation capacity in a timely manner and at a competitive cost.

Connect: Expanding Market Access for Canadian Energy
•Cedar LNG will connect Canadian natural gas to global markets and continues to make significant progress toward first exports expected in late 2028 with the recent achievement of two key milestones. In British Columbia, crews completed the final weld and achieved mechanical completion of the pipeline that will supply natural gas to the Cedar LNG facility. Overseas, Cedar LNG team members joined our partners at the Samsung-Heavy-Industries shipyard in Geoje, South Korea, to celebrate the launching of the hull of the floating LNG vessel, moving from dry dock to wet dock. Construction of the vessel is now more than 70 percent complete and remains on track for delivery to Kitimat in the first half of 2028.
•Pembina announced a non-binding agreement to participate in a proposed nation-building energy infrastructure initiative that would connect Western Canadian crude oil production to global markets through a new approximately one million barrel per day export pipeline and marine terminal on Canada's West Coast (the "West Coast Oil Pipeline" or "WCOP").
Pembina's economic interest through construction will be 10 percent with the opportunity for up to an additional 10 percent once the project enters commercial operation. Trans Mountain Corporation will serve as the lead project proponent, responsible for construction, the regulatory process, stakeholder and Indigenous engagement, and subsequent operation of the asset. Pembina will participate as an experienced industry operator able to provide an independent perspective on cost, schedule, and execution - complementing, rather than replacing, the lead project proponent.
Consistent with our long-standing approach to capital allocation, we will evaluate participation in the WCOP through a disciplined and rigorous investment framework and have ensured key protections related to matters such as cost overruns and returns. Pembina has full discretion over any final investment decision for its interest and shall have no at-risk development capital prior to that decision.
We are proud to bring our development and execution expertise to a project of national significance and intend to provide updates at appropriate milestones as the evaluation of the WCOP progresses.
Catalyze: Creating New Sources of Demand
•Pembina sanctioned the Heartland Extraction Plant ("HEP"), a $570 million project that exemplifies the Company's ability to create additional value from its existing infrastructure footprint. HEP is a capital efficient, low-risk monetization of Pembina's liquids extraction rights on the Yellowhead Pipeline, with future growth potential from additional straddle opportunities. In addition to supplying Dow with 22,500 bpd of ethane under a long-term agreement at HEP, Pembina will retain the associated propane-plus production related to the project and will benefit from downstream fractionation and marketing of up to 9,500 bpd of propane-plus natural gas liquids.
Importantly, the sanctioning of HEP was accompanied by amendments to an existing ethane supply agreement with Dow that increased total contracted volumes to 57,500 bpd, a 15 percent increase from the original agreement.
By leveraging our integrated value chain, including gas processing, extraction, transportation, fractionation and marketing, we were able to develop a mutually beneficial solution that supports Dow's Path2Zero project while enhancing the value of Pembina's NGL franchise. The announcement demonstrates Pembina's ability to deepen strategic customer relationships, secure long-term demand for its services and create capital-efficient growth opportunities.
•Pembina and its partners reached a positive final investment decision on the Greenlight Electricity Centre ("GLEC"), a $4.6 billion (gross), 932-megawatt gas-fired power generation facility that will provide dedicated power to a major Alberta-based data centre being developed by Meta.
Pembina will benefit directly from its investment in GLEC through a new long-term, low-risk, stable cash flow stream and increased business and customer diversification. Additionally, GLEC will Catalyze intra-basin natural gas demand and provide a valuable new egress option to support Canadian natural gas production growth. This growth is expected to benefit Pembina's existing businesses, including natural gas processing and transportation, and NGL transportation, fractionation and marketing.
Greenlight establishes an entirely new growth platform at the intersection of energy infrastructure, artificial intelligence, and data centre development and together with our Greenlight partners we are working to advance potential additional gas-to-power for data centre projects. Future opportunities include a second phase of GLEC as well as additional power-to-data centre developments, creating a potentially meaningful new source of growth extending beyond 2030.
Pembina has recently acquired additional land proximal to the Greenlight Electricity Centre and the Redwater Complex to support future gas-to-power for data centre projects.
Increasing Momentum Towards Our Growth Plan to 2030 and Beyond
Recent developments highlight the breadth of opportunities available within Pembina's integrated business and demonstrate our ability to identify, originate, and advance high-quality growth projects across Pembina's franchise. The Heartland Extraction Plant, Greenlight Electricity Centre, and the proposed West Coast Oil Pipeline project advance Pembina's 3Cs Strategy while further underpinning our confidence in achieving the growth targets to 2030 and into the next decade. Together, they reflect a continued focus on disciplined capital allocation, long-term contracted cash flows, and creating value for shareholders.
2026 Guidance
Pembina is reiterating its 2026 adjusted EBITDA guidance range of $4.35 billion to $4.55 billion while noting that it is currently trending to the midpoint of the range. At the midpoint of the range, due to seasonal factors, timing of spending, and certain one time items, Pembina anticipates that the adjusted EBITDA contribution in the third quarter is expected to be below the second quarter, with a higher contribution expected in the fourth quarter.
The specific factors expected to impact the second half of the year include:
•Seasonality in the Western Canadian Sedimentary Basin ("WCSB") NGL frac spread business resulting in a lower contribution in the third quarter and higher contribution in the fourth quarter. On a quarterly basis, for the remainder of the year, Pembina has hedged approximately 90 percent of its NGL frac spread exposure in the third quarter and 40 percent in the fourth quarter. For the period 2025-2026 the frac spread businesses is expected to account for approximately two-thirds of Pembina's marketing business;
•Higher integrity and maintenance spend in Pipelines in the second half of the year compared to the first half of the year;
•Lower contribution in the third quarter and higher contribution in the fourth quarter on Alliance Pipeline due to seasonality and the ability to transport higher volumes during colder periods;
•Lower contribution from Cochin Pipeline in the second half of the year compared to the first half of the year, reflecting stronger first-half throughput as certain firm shippers advanced a greater portion of their annual take-or-pay commitments into the earlier part of the year. As a result, throughput above the remaining annual commitments for the second half of the year is expected to be highly correlated with condensate price spreads; and
•A higher contribution from PGI in the fourth quarter due to new assets entering service and non-recurring revenue recognition.
The lower and upper ends of the 2026 guidance range are framed primarily as a function of (1) commodity prices and the resulting contribution from the marketing business; (2) interruptible volumes on key systems; (3) the U.S./Canadian dollar exchange rate; and (4) Pembina's share price performance and its impact on incentive compensation costs.

Financial & Operational Highlights
Adjusted EBITDA
Change in Second Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial Measures".
Pembina reported adjusted EBITDA of $1,064 million in the second quarter. This represents a $51 million or five percent increase over the same period in the prior year. The variance over the prior period primarily reflects wider NGL frac spreads, mainly as a result of rising NGL prices, combined with strong underlying operational performance and volumes across the Pipelines and Facilities divisions, offset by the impact of the new toll structure and revenue-sharing mechanism on the Alliance Pipeline effective November 1, 2025 ("Alliance New Toll Structure").
Pipelines reported adjusted EBITDA of $626 million for the second quarter, representing a $20 million or three percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower net revenue on Alliance Pipeline as a result of the Alliance New Toll Structure, partially offset by higher interruptible revenue and lower operating expenses;
•higher contracted volumes on Nipisi Pipeline; and
•higher revenue on the Cochin Pipeline due to prior period tariff adjustments.
Facilities reported adjusted EBITDA of $386 million for the second quarter, representing a $55 million or 17 percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•higher revenue from the Redwater Complex as a result of RFS IV entering service in May 2026 and no comparable planned outage as occurred in the second quarter of 2025; and
•higher contributions from certain PGI assets due to higher volumes from the Wapiti Expansion entering service in March 2026, stronger performance at the Dawson assets, fewer planned outages compared to the prior period, and higher recoveries driven by an asset upgrade.
Marketing & New Ventures reported adjusted EBITDA of $111 million for the second quarter, representing a $37 million or 50 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•wider WCSB and U.S. NGL frac spreads resulting from higher NGL prices, including the benefits from exposure to premium propane prices in Asian markets through West Coast exports;
•higher crude oil prices and sales volumes; and

•higher realized losses on NGL-based derivatives and lower realized gains on crude oil-based derivatives.
Corporate reported adjusted EBITDA of negative $59 million for the second quarter, representing a $21 million or 55 percent decrease compared to the same period in the prior year, reflecting higher long-term incentive costs driven by Pembina's relative performance compared to peers and the change in Pembina's share price in the second quarter of 2026.
Earnings
Change in Second Quarter Earnings ($ millions)
Pembina reported second quarter earnings of $512 million, representing a $95 million or 23 percent increase over the same period in the prior year.
Pipelines had earnings in the second quarter of $458 million, representing a $15 million or three percent decrease over the prior period. The factors impacting second quarter earnings are the same factors as noted above for Pipelines adjusted EBITDA.
Facilities had earnings in the second quarter of $203 million representing a $61 million or 43 percent increase over the prior year. The factors impacting second quarter earnings are the same factors as noted above for Facilities adjusted EBITDA.
Marketing & New Ventures had earnings in the second quarter of $204 million representing a $90 million or 79 percent increase over the prior year. In addition to the factors impacting Marketing & New Ventures adjusted EBITDA, as noted above, the change in earnings in the second quarter was due to higher unrealized gains on NGL-based and crude oil-based derivatives, and unrealized losses from Cedar LNG compared to unrealized gains in the second quarter of 2025.
In addition to the changes in earnings for each division discussed above, the change in Corporate second quarter earnings compared to the prior period was due to the same factors impacting Corporate adjusted EBITDA, as noted above.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the third quarter of 2026 of $0.735 per share to be paid, subject to applicable law, on September 29, 2026, to shareholders of record on September 15, 2026. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. dollars, the cash dividend is expected to be approximately U.S.$0.5219 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7101. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Second Quarter 2026 Conference Call & Webcast
Pembina will host a conference call on Friday, July 31, 2026, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the second quarter of 2026.
The live webcast can be accessed on Pembina's website at Pembina – Presentations & Events or via the following URL: https://events.q4inc.com/attendee/472444185. After the event concludes and is archived, the same URL will be converted into the replay link for the webcast.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's 2026 adjusted EBITDA guidance, as well as the factors which may impact such guidance; Pembina's growth outlook to 2030, including expectations and outlooks regarding compound annual fee-based adjusted EBITDA per share growth; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including, Cedar LNG, the Greenlight Electricity Centre, the Heartland Extraction Plant, and Pembina's non-binding agreement to participate in the West Coast Oil Pipeline, including the outcomes, timing, expected costs and anticipated benefits thereof; the anticipated benefits of Pembina's recently completed projects, including RFS IV and PGI's K3 Cogeneration Facility; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects, and that there are no unforeseen material costs relating to the project which are not recoverable from customers; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; geopolitical risks; constraints on the availability of, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 26, 2026 for the year ended December 31, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2026 adjusted EBITDA guidance and 2030 compound annual fee-based adjusted EBITDA per share growth outlook contained herein as of the date of this news release. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted earnings, adjusted earnings per common share, adjusted earnings from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, share of profit from equity accounted investees, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed, and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated July 30, 2026 for the quarter ended June 30, 2026 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	852	874	314	295	1,248	883	(262)	(260)	2,152	1,792
Cost of goods sold	13	14	—	—	997	761	(180)	(167)	830	608
Net revenue	839	860	314	295	251	122	(82)	(93)	1,322	1,184

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Revenue	1,713	1,768	622	602	2,445	2,219	(522)	(515)	4,258	4,074
Cost of goods sold	28	27	—	—	1,973	1,858	(356)	(338)	1,645	1,547
Net revenue	1,685	1,741	622	602	472	361	(166)	(177)	2,613	2,527
Adjusted EBITDA and Adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), adjustments to share of profit from equity accounted investees, and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction and integration costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities, equity accounted investees, capital expenditures, and lessor lease arrangements. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Adjusted EBITDA is a measure also frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance and is often used to calculate financial and leverage ratios. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	458	473	203	142	204	114	(213)	(196)	(140)	(116)	512	417
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	140	116	140	116
Adjustments to share of profit (loss) from equity accounted investees(1)	—	1	127	127	8	(28)	—	—	—	—	135	100
Net finance costs	8	6	4	3	1	2	141	140	—	—	154	151
Depreciation and amortization	160	165	52	59	16	17	17	16	—	—	245	257
Unrealized gain from derivative instruments	—	—	—	—	(117)	(31)	—	—	—	—	(117)	(31)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2	—	—	—	2
Restructuring costs	—	—	—	—	—	—	1	—	—	—	1	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	—	1	—	—	—	—	(5)	—	—	—	(5)	1
Adjusted EBITDA	626	646	386	331	111	74	(59)	(38)	—	—	1,064	1,013
Adjusted EBITDA per common share – basic (dollars)											1.83	1.74

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	947	991	401	326	379	274	(444)	(419)	(273)	(253)	1,010	919
Adjustments for:
Income tax expense	—	—	—	—	—	—	—	—	273	253	273	253
Adjustments to share of profit from equity accounted investees(1)	1	2	243	239	15	6	—	—	—	—	259	247
Net finance costs	16	12	7	6	3	4	283	279	—	—	309	301
Depreciation and amortization	308	317	98	104	33	37	36	32	—	—	475	490
Unrealized gain from derivative instruments	—	—	—	—	(130)	(40)	—	—	—	—	(130)	(40)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	—	4	—	—	—	4
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	1	1	—	1	—	3	(5)	1	—	—	(4)	6
Adjusted EBITDA	1,273	1,323	749	676	299	284	(126)	(103)	—	—	2,195	2,180
Adjusted EBITDA per common share – basic (dollars)											3.78	3.75
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this press release for further details.
Adjusted Earnings and Adjusted Earnings per Common Share
Adjusted earnings is a non-GAAP financial measure and is calculated as earnings adjusted for adjustments to share of profit from equity accounted investees and various non-cash and other items that are not reflective of ongoing operations. These adjustments include unrealized gains or losses from derivative instruments and foreign exchange, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations.
Management believes that adjusted earnings provides useful information to investors for assessing financial performance. The most directly comparable financial measure to adjusted earnings that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.
Adjusted earnings per common share is a non-GAAP financial ratio which is calculated by dividing adjusted earnings by the weighted average number of common shares outstanding.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	458	473	203	142	204	114	(213)	(196)	(140)	(116)	512	417
Adjustments for:
Adjustments to share of (loss) profit from equity accounted investees(1)	—	—	(1)	8	5	(27)	—	—	—	—	4	(19)
Unrealized gain from derivative instruments	—	—	—	—	(117)	(31)	—	—	—	—	(117)	(31)
Unrealized gain on foreign exchange(2)	—	—	—	—	—	—	(9)	(5)	—	—	(9)	(5)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	2	—	—	—	2
Restructuring costs	—	—	—	—	—	—	1	—	—	—	1	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	—	1	—	—	—	—	(5)	—	—	—	(5)	1
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	30	12	30	12
Adjusted earnings (loss)	458	474	202	150	91	56	(226)	(199)	(110)	(104)	415	377
Adjusted earnings per common share – basic (dollars)											0.66	0.58

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Income Taxes		Total
($ millions, except per share amounts)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings	947	991	401	326	379	274	(444)	(419)	(273)	(253)	1,010	919
Adjustments for:
Adjustments to share of (loss) profit from equity accounted investees(1)	—	—	(6)	2	13	8	—	—	—	—	7	10
Unrealized gain from derivative instruments	—	—	—	—	(130)	(40)	—	—	—	—	(130)	(40)
Unrealized gain on foreign exchange(2)	—	—	—	—	—	—	(4)	(7)	—	—	(4)	(7)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	—	4	—	—	—	4
Restructuring costs	—	—	—	—	—	—	4	—	—	—	4	—
Gain on disposal of assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—
Other non-cash provisions	1	1	—	1	—	3	(5)	1	—	—	(4)	6
Income tax impact on adjustments(3)	—	—	—	—	—	—	—	—	30	6	30	6
Adjusted earnings (loss)	948	992	395	329	261	245	(449)	(421)	(243)	(247)	912	898
Adjusted earnings per common share – basic (dollars)											1.46	1.42
(1)    Refer to the "Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees" section of this press release for further details.
(2)    Unrealized gain (loss) on foreign exchange is a supplementary financial measure.
(3)    Represents a theoretical tax calculated by applying the Company's Canadian statutory tax rate of 23.3 percent in the six months ended June 30, 2026 (2025: 23.4 percent). The amount does not take into account the impact of different tax jurisdictions in which the Company's operations are domiciled.
Adjusted EBITDA and Adjusted Earnings from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings in adjusted EBITDA and adjusted earnings above are also made to share of profit from investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA and adjusted earnings.
Adjusted EBITDA from Equity Accounted Investees

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	83	46	(9)	28	75	74
Adjustments to EBITDA from equity accounted investees:
Net finance costs (income)	—	1	35	30	8	(28)	43	3
Income tax expense	—	—	27	15	—	—	27	15
Depreciation and amortization	—	—	66	68	—	—	66	68
Unrealized loss from commodity-related derivative financial instruments	—	—	—	14	—	—	—	14
Other non-cash provisions	—	—	(1)	—	—	—	(1)	—
Total adjustments to EBITDA from equity accounted investees	—	1	127	127	8	(28)	135	100
Adjusted EBITDA from equity accounted investees	1	1	210	173	(1)	—	210	174

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	1	162	111	(17)	(8)	146	104
Adjustments to EBITDA from equity accounted investees:
Net finance costs	—	1	64	74	15	6	79	81
Income tax expense	—	—	52	36	—	—	52	36
Depreciation and amortization	1	1	127	129	—	—	128	130
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Other non-cash provisions	—	—	(1)	1	—	—	(1)	1
Total adjustments to EBITDA from equity accounted investees	1	2	243	239	15	6	259	247
Adjusted EBITDA from equity accounted investees	2	3	405	350	(2)	(2)	405	351
Adjusted Earnings from Equity Accounted Investees

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	—	83	46	(9)	28	75	74
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss from commodity-related derivative financial instruments	—	—	—	14	—	—	—	14
Unrealized gain from other derivative financial instruments	—	—	—	(6)	(14)	(2)	(14)	(8)
Unrealized loss (gain) on foreign exchange	—	—	—	—	19	(25)	19	(25)
Other non-cash provisions	—	—	(1)	—	—	—	(1)	—
Total adjustments to share of (loss) profit from equity accounted investees	—	—	(1)	8	5	(27)	4	(19)
Adjusted earnings (loss) from equity accounted investees	1	—	82	54	(4)	1	79	55

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2026	2025	2026	2025	2026	2025	2026	2025
Share of profit (loss) from equity accounted investees	1	1	162	111	(17)	(8)	146	104
Adjustments to share of profit (loss) from equity accounted investees:
Unrealized loss from commodity-related derivative financial instruments	—	—	1	1	—	—	1	1
Unrealized (gain) loss from other derivative financial instruments	—	—	(6)	2	(18)	32	(24)	34
Gain on disposal of assets	—	—	—	(2)	—	—	—	(2)
Unrealized loss (gain) on foreign exchange	—	—	—	—	31	(24)	31	(24)
Other non-cash provisions	—	—	(1)	1	—	—	(1)	1
Total adjustments to share of (loss) profit from equity accounted investees	—	—	(6)	2	13	8	7	10
Adjusted earnings (loss) from equity accounted investees	1	1	156	113	(4)	—	153	114
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2026	2025	2026	2025
Cash flow from operating activities	897	790	1,232	1,630
Cash flow from operating activities per common share – basic (dollars)	1.54	1.36	2.12	2.81
Add (deduct):
Change in non-cash operating working capital	(93)	(18)	308	(34)
Current tax expense	(63)	(103)	(174)	(236)
Taxes paid, net of foreign exchange	108	65	269	127
Accrued share-based payment expense	(44)	(1)	(87)	(28)
Share-based compensation payment	3	—	80	86
Preferred share dividends paid	(30)	(35)	(60)	(70)
Adjusted cash flow from operating activities	778	698	1,568	1,475
Adjusted cash flow from operating activities per common share – basic (dollars)	1.34	1.20	2.70	2.54
____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com